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February 17, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,
Office of Emerging Growth Companies

Re:	Oracle Healthcare Acquisition Corp.
(File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 15, 2006 from John Reynolds of the Commission to Joel D. Liffmann, President and Chief Operating Officer of the Company, relating to Amendment No. 4 to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the “Registration Statement”).  We have filed simultaneously Amendment No. 5 to the Registration Statement and have attached a marked copy of such Amendment No. 5 indicating the changes that the Company has made to the Registration Statement.  In addition to the disclosure in response to the comment letter dated February 15, 2006, Amendment No. 5 to the Registration Statement includes disclosure with respect to the following changes:

•                  The Company underwent a six-for-five stock split in the form of a 20% stock dividend on February 16, 2006, the effect of which was to issue an additional 625,000 shares of common stock, par value $.0001 per share (the “Common Stock”), to the Company’s existing stockholders.

•                  CRT Capital Group LLC and Ladenburg Thalmann & Co. Inc. (the “Underwriters”) and the Company have revised the terms of the Company’s initial public offering to include the sale of (i) 15,000,000 units (the “Units”), with each Unit consisting of one share of Common Stock, and one warrant (the “Warrant”), each Warrant entitling the holder

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thereof to purchase one share of Common Stock, to be sold to the public through the Underwriters; (ii) 833,334 warrants to be sold to two of the Company’s founding directors, their affiliates and/or their designees (the “Founding Director Warrants”); (iii) all shares of Common Stock and all Warrants issued as part of the Units; (iv) all shares of Common Stock issuable upon exercise of the Warrants included in the Units; and (v) all shares of Common Stock issuable upon exercise of the Founding Director Warrants.  As a result of this change, the Company will raise $120,000,000 in a firm commitment public offering through the Underwriters.  In this regard, the Company has not granted the Underwriters an over-allotment option to purchase additional Units.

•                  The Company and the Underwriters have revised the terms of the offering to provide that public stockholders who vote against a business combination and exercise their right to convert their Common Stock into a pro rata share of the amount held in the trust account will now be entitled to receive the amount held in the trust account representing the deferred portion of the underwriters’ fee, inclusive of any interest earned on their pro rata share (net of taxes payable), the effect of which will provide public stockholders with an additional $0.16 per share if they exercise their conversion rights.  Prior to this change, public stockholders exercising their conversion rights were not entitled to receive the amount held in the trust account representing the deferred portion of the underwriters’ fee.

The Company previously remitted $24,329 by wire transfer to the Commission’s lockbox depository in payment of the required registration fee.  Additionally, the Company has remitted by wire transfer to the Commission’s lockbox depository an additional $937 in payment of the required registration fee.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.                                       Comment:  We note the disclosure throughout the prospectus that the company will proceed with the initial business combination only if certain conditions are met which include, for example, public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercising their conversion rights.  Please explain whether in the company’s view, the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination, or whether any other of such conditions may be revised after the offering is effective.  We may have further comment.

Response:  As expressed in our submission of February 7, 2006 (the “Submission”) to the Staff in response to its sole comment in its letter of February 3, 2006, the Company believes that the provisions of its amended and restated certificate of incorporation relating to the 20% threshold and the other conditions noted in the Submission could be amended after the offering is effective and prior to the initial business combination vote in accordance with the relevant provisions of Delaware law as per the analysis set forth in the Submission, and we have made the appropriate revisions to the Registration Statement with respect thereto in response to Comment 2 as noted below.  However, as noted in the Submission, given that these same conditions are stated throughout the Registration Statement without reference to or qualification by their existence as provisions of a certificate of incorporation, the Company views these conditions as independent obligations to its investors, and as noted in response to Comment 2 below, the Company will not propose to amend these provisions or change the procedures.

2.                                       Comment:  We note your submissions in response to our sole comment of our letter of February 3, 2006.  Please revise the prospectus to disclose the existence of Article 5 of Oracle’s Amended and Restated Certificate of Incorporation and explain the impact or potential impact of this provision on investors in the offering.  For example, disclose:  (i) whether the provision can be amended and if so on what basis; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Response:  Complied with.  See pages 6, 7, 12 and 44.

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On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for overnight delivery four copies of this letter together with marked copies of Amendment No. 5.

Given that the Company intends to request that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective on Thursday, February 23, 2006 pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company would appreciate the Commission’s prompt attention with respect to this matter.

Should members of the Commission Staff have any questions or comments, or require any additional information, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:           Jay Ingram

Joel D. Liffmann

William H. Gump, Esq.

Floyd I. Wittlin, Esq.